Exhibit 21.1

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Xin Ao Construction Materials, Inc.	British Virgin Islands

Beijing Ao Hang Construction Materials Technology Co., Ltd.	People’s Republic of China